Exhibit 99 - Press Release
First Financial Bancorp and Bank of Lodi, NA

PRESS RELEASE

For Immediate Release
July 31, 1995
Contact Person:
Leon Zimmerman
Bank of Lodi, NA, President and CEO

First Financial Bancorp Declares Cash Dividend

Based upon the earnings for the second quarter of 1995, the First Financial Bancorp Board of Directors has declared a cash dividend of $.05 per share, payable August 30, 1995 to shareholders of record on August 15, 1995. First Financial Bancorp and it wholly owned subsidiary, Bank of Lodi, NA earned $244,000, or $.19 per share for the quarter ended June 30, 1995.
The earnings represent an increase of 41% over the $173,000, or $.13 per share, earned for the quarter ended June 30, 1994 and 4.3% over the $234,000, or $.18 per share, earned for the quarter ended March 31, 1995. Return on average assets and average equity increased to .99% and 8.9%, respectively, compared to .69% and 6.3%, respectively, for the comparable prior year quarter.

A 6.3% increase in net interest income over the prior year second quarter was complemented by a 5.8% reduction in noninterest expenses. Cost reductions were centered in salary and benefit expenses and other administrative costs, reflecting the lower level of current staffing and reduced usage of other resources. Noninterest expenses for the second quarter declined by 6.2% compared to the first quarter of 1995, more than offsetting a 4.6% decline in net interest income experienced in the same period.

Consolidated assets declined by approximately 6.8% from December 31, 1994. The decline in assets is the result of a decline in deposits that has been principally related to seasonal factors, although the general increases in market interest rates over the past eighteen months have impacted the investment decisions of depositors as well.

The Bank of Lodi, NA began operations in Lodi in 1983 and now provides a number of financial services to communities in the greater Lodi area through branches in Lodi, Woodbridge, and Lockeford as well as small business and mortgage lending departments in Lodi.
END